NEWS RELEASE

FOR IMMEDIATE RELEASE – February 13, 2003
FOR:	Hurricane Hydrocarbons Ltd.
SUBJECT:	Fourth Quarter & Year 2002 Financial Results Conference Call

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. (“Hurricane”) will be hosting a conference call to discuss its fourth quarter and Year 2002 financial results that will be released after market close on Tuesday, March 4, 2003.

The conference call will be held on Wednesday, March 5, 2003 at 11:00 a.m. Eastern time (9:00 a.m. Mountain time). Those who wish to participate are invited to dial (416) 640-4127.

The conference call hosts will be Ihor P. Wasylkiw, Vice President Investor Relations, Bernard Isautier, President and Chief Executive Officer, Nicholas H. Gay, Senior Vice President Finance and Chief Financial Officer, Mike Azancot, Senior Vice President Exploration and Development and Dermot Hassett, Vice President Marketing and Transportation.

Those who are unable to participate by phone may either listen in to the call via a live webcast feed which can be accessed from Hurricane’s, Vcall’s or Canada NewsWire’s websites. A recording of the conference call may be listened to in its entirety by calling (416) 640-1917 and specifying the code 237574#. This recording will be available until March 12th. The archived webcast will be available until March 26th.

Hurricane is an independent, integrated international energy company engaged in the exploration for, production and export of crude oil and the refining and marketing of refined products, in the Republic of Kazakhstan.

Hurricane’s shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. The company’s website can be accessed at www.hurricane-hhl.com., Vcall’s website can be accessed at www.vcall.ca., and Canada NewsWire’s website can be accessed at www.newswire.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Nicholas Gay	Ihor P. Wasylkiw
Senior Vice President and CFO	Vice President Investor Relations
44 (1753) 410-020	(403) 221-8658

Suite #1460 Sun Life Plaza North Tower, 140 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone: (403) 221-8435 Fax: (403) 221-8425